

03 MAY -1 AM 7:21

24 April 2003



SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Date	*Document*
24.04.03	LSE Notification – Fidelity Investments Shares disposed.

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

P.P T.D Hallam

Craig Slater
Finance Director

dlw 6/4

Dealings by Substantial Shareholders



London STOCK EXCHANGE

AVS No 976009

Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	FIDELITY INVESTMENTS
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
IN RESPECT OF 2 ABOVE	N/A

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
—	—	3,667,213	22-04-03

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13P	21-04-03	22-04-03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
Ø	Ø

14. Any additional information	15. Name of contact and telephone number for queries
—	TIM HALLAM (0161) 272 4027

16. Name and signature of authorised company official responsible for making this notification

DAVID SEEKINGS
COMPANY SECRETARY

Date of notification 24-04 19 2003

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP Telephone 071-797 3850.



April 21, 2003

4Imprint Group PLC
Park 17
Moss Lane, Whitefield
Manchester M45 8FJ
United Kingdom

FAX: 011-44-1482-867-864

ATTN: Company Secretary

Dear Sirs,

Enclosed are closing, amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as Fidelity International Limited (FIL) and its direct and indirect subsidiaries.

Please be advised that no further notifications will be processed unless a disclosable interest is obtained. If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

Fidelity Management
& Research Company

82 Devonshire Street
Boston, MA 02109-3614

Phone: 617 563-7000



Closing Amendment #22

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: 4Imprint Group PLC

2. Notifiable Interest: Ordinary Shares

   Fidelity International Limited (FIL)
   P.O. Box HM 670
   Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:
   Mr. Edward C. Johnson 3d
   82 Devonshire Street
   Boston, MA 02109

   A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

Fidelity Management & Research Company 82 Devonshire Street Boston, MA 02109-3614 Phone: 617 563-7000



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

7. Inasmuch as there is no disclosable interest of 3% or greater of the share capital, Fidelity International Limited and its direct and indirect subsidiaries have no further reporting obligation under Section 198 to 202 of the UK Companies Act. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

By Eric D. Roiter

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management & Research Company
82 Devonshire Street
Boston, MA 02109-3614
Phone: 617 563-7000

Schedule A

Closing Amendment # 22

Security: 4Imprint Group PLC

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
Total Ordinary Shares	*0*		
Current ownership percentage:	*0.00%*		
Shares in issue:	*28,712,760*		
Change in holdings since last filing:	*(3,667,213)*	*ordinary shares*	